EXHIBIT 99.12
Indian GAAP Consolidated

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and subsidiaries (collectively called the 'the Infosys Group') as at March 31, 2007, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement of the Infosys Group for the quarter and half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at March 31, 2007;
(b) in the case of the consolidated Profit and Loss account, of the profit of the Infosys Group for the quarter and half year ended on that date; and
(c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the quarter and half year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
April 13, 2007

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	Schedule	March 31, 2007	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	138
Reserves and surplus	2	10,969	6,828
		11,255	6,966
MINORITY INTEREST		4	68
		11,259	7,034
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		4,642	2,983
Less: Accumulated depreciation and amortization		1,836	1,328
Net book value		2,806	1,655
Add: Capital work-in-progress		965	571
		3,771	2,226
INVESTMENTS	4	25	755
DEFERRED TAX ASSETS	5	92	65
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,436	1,608
Cash and bank balances	7	5,871	3,429
Loans and advances	8	1,214	1,297
		9,521	6,334
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,469	934
Provisions	10	681	1,412
NET CURRENT ASSETS		7,371	3,988
		11,259	7,034
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated balance sheet.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Claude Smadja Director	Sridar A. Iyengar Director

	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director	K. Dinesh Director

Bangalore April 13, 2007	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Quarter ended March 31,		Half year ended March 31,
		2007	2006	2007	2006
Income from software services, products and business process management		3,772	2,624	7,427	5,156
Software development and business process management expenses	11	2,021	1,422	3,959	2,749
GROSS PROFIT		1,751	1,202	3,468	2,407
Selling and marketing expenses	12	268	152	505	310
General and administration expenses	13	286	217	571	403
		554	369	1,076	713
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION, MINORITY INTEREST		1,197	833	2,392	1,694
Interest		-	-	-	-
Depreciation		145	144	286	261
OPERATING PROFIT BEFORE TAX AND MINORITY INTEREST		1,052	689	2,106	1,433
Other income, net	14	119	72	178	67
Provision for investments		(1)	-	(1)	-
NET PROFIT BEFORE TAX, MINORITY INTEREST		1,172	761	2,285	1,500
Provision for taxation (refer to note 22.2.8)	15	27	81	157	164
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST		1,145	680	2,128	1,336
Minority interest		1	7	2	14
NET PROFIT AFTER TAX AND MINORITY INTEREST		1,144	673	2,126	1,322
Balance Brought Forward		4,609	2,998	3,627	2,349
AMOUNT AVAILABLE FOR APPROPRIATION		5,753	3,671	5,753	3,671
Dividend
Interim		-	-	-	-
Final		371	234	371	234
Silver Jubilee special dividend		-	827	-	827
Total dividend		371	1,061	371	1,061
Dividend tax		63	149	63	149
Amount transferred to general reserve		378	242	378	242
Balance in profit and loss account		4,941	2,219	4,941	2,219
		5,753	3,671	5,753	3,671
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional items
Basic		20.30	12.23	37.95	24.09
Diluted		19.95	11.92	37.20	23.44
Number of shares used in computing earnings per share
Basic		56,27,77,938	55,02,19,814	55,99,06,168	54,88,81,382
Diluted		57,27,31,800	56,46,34,586	57,12,53,340	56,39,46,222
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.18

The schedules referred to above form an integral part of the consolidated profit and loss account.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Claude Smadja Director	Sridar A. Iyengar Director

	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director	K. Dinesh Director

Bangalore April 13, 2007	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Quarter ended March 31,		Half year ended March 31,
		2007	2006	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest		1,172	761	2,285	1,500
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-	-	-
Depreciation		145	144	286	261
Interest and dividend income		(121)	(78)	(191)	(130)
Profit on sale of liquid mutual funds		(3)	-	(5)	-
Provisions for investments		(1)	-	(1)	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		10	(5)	28	-
Changes in current assets and liabilities
Sundry debtors		(220)	(214)	(351)	(274)
Loans and advances	16	46	(38)	16	(16)
Current liabilities and provisions	17	194	85	279	173
Income taxes paid	18	(141)	(224)	(277)	(317)
NET CASH GENERATED BY OPERATING ACTIVITIES		1,081	431	2,069	1,197
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	19	(644)	(275)	(988)	(535)
Proceeds on disposal of fixed assets		-	1	-	1
Payment for intellectual property rights (refer to note 22.2.19)		-	-	14	-
Investments in securities	20	2,171	1,450	2,801	1,574
Acquisition of minority interest in subsidiary		(64)	-	(130)	-
Interest and dividend income		121	78	191	130
Cash flow from investing activities before exceptional items		1,584	1,254	1,888	1,170
Proceeds on sale of long term Investments (net of taxes)		-	-	-	-
NET CASH GENERATED BY INVESTING ACTIVITIES		1,584	1,254	1,888	1,170
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		794	121	928	325
Dividends paid during the period, including dividend tax		-	-	(317)	(202)
NET CASH GENERATED BY FINANCING ACTIVITIES		794	121	611	123
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(10)	5	(28)	-
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		3,449	1,811	4,540	2,490
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		2,599	2,145	1,508	1,466
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	6,048	3,956	6,048	3,956
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated cash flow statement.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Claude Smadja Director	Sridar A. Iyengar Director

	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director	K. Dinesh Director

Bangalore April 13, 2007	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		March 31, 2007	March 31, 2006
1.	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (30,00,00,000) equity shares	300	150
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	138
	57,12,09,862 (27,55,54,980) equity shares fully paid up
	[Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	138
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.7
	* Refer to note 22.2.18 for details of basic and diluted shares
2.	RESERVES AND SURPLUS
	Capital reserve	5	5
	Capital reserve on consolidation	-	49
	Share premium account - As at April 1,	1,543	900
	Add: Receipts on exercise of employee stock options	1,206	571
	Income Tax benefit arising from exercise of stock options	19	72
		2,768	1,543
	General reserve - As at April 1,	3,012	2,770
	Less: Capitalized on issue of bonus shares	138	-
	Gratuity transitional liability (refer to note 22.2.20)	9	-
	Add: Transfer from the Profit and Loss Account	378	242
	Add: Fair value of employee options issued in exchange of Infosys BPO options	12	-
	(refer to note 22.2.12)	3,255	3,012
	Balance in Profit and Loss Account	4,941	2,219
		10,969	6,828

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet
3.	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2006	Additions	Deletions/ Retirement	As at March 31, 2007	As at April 1, 2006	For the period	Deletions/ Retirement	As at March 31, 2007	As at
										March 31, 2007	March 31, 2006

	Goodwill	41	548	-	589	-	-	-	-	589	41
	Land: free-hold	34	42	-	76	-	-	-	-	76	34
	leasehold	104	33	41	96	-	-	-	-	96	104
	Buildings	1,022	449	-	1,471	180	87	-	267	1,204	842
	Plant and machinery	569	218	-	787	309	114	-	423	364	260
	Computer equipment	757	276	5	1,028	552	227	5	774	254	205
	Furniture and fixtures	443	130	-	573	283	79	-	362	211	160
	Leasehold improvements	11	10	1	20	4	7	1	10	10	7
	Vehicles	2	-	-	2	-	-	-	-	2	2
		2,983	1,706	47	4,642	1,328	514	6	1,836	2,806	1,655
	Previous year	2,287	841	145	2,983	1,031	437	140	1,328	1,655
	Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2007	March 31, 2006
4.	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments	12	17
	Less: Provision made for investments	12	15
		-	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds	25	753
		25	755
	Aggregate amount of unquoted investments	25	755
5.	DEFERRED TAX ASSETS
	Fixed assets	74	57
	Sundry debtors	3	2
	Leave provisions and others	15	6
		92	65
6.	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	16	8
	Other debts
	Unsecured
	considered good*	2,436	1,608
	considered doubtful	7	2
		2,459	1,618
	Less: Provision for doubtful debts	23	10
		2,436	1,608
	* Includes dues from companies where directors are interested	7	2
7.	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	481	224
	In deposit accounts in Indian Rupees	4,989	2,800
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	-	-
	In current accounts in foreign currency	401	405
		5,871	3,429
	*Includes balance in unclaimed dividend account	2	3
8.	LOANS AND ADVANCES
	Unsecured, considered good
	Advances	-	1
	prepaid expenses	34	32
	for supply of goods and rendering of services	3	10
	others	20	14
		57	57
	Unbilled revenues	320	211
	Advance income tax	353	267
	Loans and advances to employees
	housing and other loans	42	49
	salary advances	76	63
	Electricity and other deposits	21	16
	Rental deposits	15	16
	Deposits with financial institution and body corporate (refer note 22.2.9)	309	607
	Deposits with government authorities	-	-
	Mark to Market forward contract & option - asset	15	-
	Other assets	6	11
		1,214	1,297
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		1,215	1,298
	Less: Provision for doubtful loans and advances to employees	1	1
		1,214	1,297
9.	CURRENT LIABILITIES
	Sundry creditors
	capital goods	-	-
	goods and services	25	12
	accrued salaries and benefits
	salaries	39	9
	bonus and incentives	264	260
	unavailed leave	149	101
	for other liabilities
	accrual for expenses	456	218
	retention monies	24	13
	withholding and other taxes payable	181	89
	for purchase of intellectual property rights	-	20
	others	12	3
		1,150	725
	Advances received from clients	4	7
	Unearned revenue	311	194
	Unclaimed dividend	2	3
	Due to option holders of Infosys BPO	2	-
	Mark to Market on options/due on forward contracts	-	5
		1,469	934
10.	PROVISIONS
	Proposed dividend	371	1,061
	Provision for
	tax on dividend	63	149
	income taxes*	224	190
	post-sales client support and warranties	23	12
		681	1,412
	* Refer to note 22.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Quarter ended March 31,		Half year ended March 31,
		2007	2006	2007	2006
11.	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	1,655	1,166	3,227	2,271
	Contribution to provident and other funds	41	25	81	49
	Staff welfare	14	9	27	19
	Overseas travel expenses	119	87	226	165
	Traveling and conveyance	-	6	-	11
	Technical sub-contractors	78	52	163	92
	Software packages
	for own use	55	37	115	72
	for service delivery to clients	5	5	10	11
	Communication expenses	16	16	34	30
	Rent	10	6	18	13
	Computer maintenance	6	6	13	13
	Consumables	6	4	12	8
	Provision for post-sales client support and warranties	2	1	7	(8)
	Miscellaneous expenses	14	2	26	3
		2,021	1,422	3,959	2,749
12.	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	141	95	277	191
	Contribution to provident and other funds	1	-	2	1
	Staff welfare	1	1	2	2
	Overseas travel expenses	28	22	55	40
	Traveling and conveyance	2	1	3	3
	Brand building	26	11	43	25
	Commission and earnout charges	47	3	74	14
	Professional charges	7	7	12	12
	Rent	5	4	10	8
	Marketing expenses	7	3	18	6
	Telephone charges	2	2	4	4
	Printing and stationery	-	-	1	-
	Advertisements	1	1	1	1
	Sales promotion expenses	-	1	2	1
	Office maintenance	-	-	-	-
	Communication Expenses	-	-	1	-
	Insurance charges	-	-	-	-
	Consumables	-	-	-	-
	Software packages
	for own use	-	-	-	-
	Computer maintenance	-	-	-	-
	Rates and taxes	-	-	-	-
	Miscellaneous expenses	-	1	-	2
		268	152	505	310
13.	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	69	47	142	90
	Contribution to provident and other funds	3	2	6	4
	Staff welfare	-	-	-	1
	Telephone charges	28	25	59	45
	Professional charges	41	32	79	59
	Power and fuel	25	19	50	36
	Office maintenance	30	22	56	42
	Traveling and conveyance	27	19	50	36
	Overseas travel expenses	6	3	11	8
	Insurance charges	10	7	18	13
	Printing and stationery	4	3	9	6
	Rates and taxes	6	3	14	6
	Donations	5	4	12	8
	Rent	1	3	7	5
	Advertisements	2	4	4	7
	Professional membership and seminar participation fees	2	3	5	5
	Repairs to building	7	5	12	8
	Repairs to plant and machinery	5	3	9	6
	Postage and courier	2	2	3	3
	Books and periodicals	2	2	3	3
	Recruitment and training	1	2	2	4
	Provision for bad and doubtful debts	1	4	6	-
	Provision for doubtful loans and advances	1	-	1	-
	Commission to non-whole time directors	-	-	1	-
	Auditor's remuneration
	statutory audit fees	-	-	-	-
	certification charges	-	-	-	-
	others	-	-	-	-
	out-of-pocket expenses	-	-	-	-
	Bank charges and commission	-	-	-	1
	Freight charges	-	-	-	-
	Research grants	6	-	8	1
	Software packages
	for own use	-	-	-	1
	Transaction processing & filing fees	1	-	1	-
	Miscellaneous expenses	1	3	3	5
		286	217	571	403
14.	OTHER INCOME, NET
	Interest received on deposits with banks and others*	86	61	118	88
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	35	17	73	42
	Miscellaneous income, net (Refer to note 22.2.10)	3	5	12	6
	Exchange gains/ (losses)	(5)	(11)	(25)	(69)
		119	72	178	67
	*includes tax deducted at source	10	-	14	-
15.	PROVISION FOR TAXATION
	Income taxes*	37	91	171	172
	Deferred taxes	(10)	(10)	(14)	(8)
		27	81	157	164
	* Refer to note 22.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Quarter ended March 31,		Half year ended March 31,
		2007	2006	2007	2006
16.	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet	1,214	1,297	1,214	1,297
	Add: Gratuity transitional liability (Refer to note 22.2.20)	9	-	9	-
	Less: Deposits with financial institutions,
	included in cash and cash equivalents	(177)	(527)	(177)	(527)
	Advance income taxes separately considered	(353)	(267)	(353)	(267)
		693	503	693	503
	Less: Opening balance considered	(739)	(465)	(709)	(487)
		(46)	38	(16)	16
17.	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	2,150	2,346	2,150	2,346
	Add/ (Less): Provisions separately considered in the cash flow Statement
	Income taxes	(224)	(190)	(224)	(190)
	Dividends	(371)	(1,061)	(371)	(1,061)
	Dividend tax	(63)	(149)	(63)	(149)
		1,492	946	1,492	946
	Less: Opening balance considered*	(1,298)	(861)	(1,213)	(773)
		194	85	279	173
	*Adjusted for liability towards intellectual property rights (Refer to note 22.2.19)
18.	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	27	81	157	164
	Add: Increase/ decrease in advance income taxes	44	(312)	60	(226)
	Increase / decrease in deferred taxes	10	8	14	13
	Less: Income Tax benefit arising from exercise of stock options	(19)	(72)	(19)	(72)
	Increase in income tax provision	79	519	65	438
		141	224	277	317
19.	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per Balance Sheet*	257	151	506	362
	Less: Opening Capital work-in-progress	(578)	(447)	(483)	(398)
	Add: Closing Capital work-in-progress	965	571	965	571
		644	275	988	535
	* Excludes Rs 37 crore (Rs 4 crore) towards movement of land from Leasehold to Freehold
	* Excludes goodwill Rs. 80 crore (Rs. Nil crore) on buyback of Infosys BPO Ltd shares
20.	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	25	755	25	755
	Add: Provisions made on investments	(1)	-	(1)	-
		24	755	24	755
	Less: Profit on sale of liquid mutual funds	(3)	-	(5)	-
	Opening balance considered	(2,192)	(2,205)	(2,820)	(2,329)
		(2,171)	(1,450)	(2,801)	(1,574)
	* Refer to note 22.2.11 for details of investments and redemptions
21.	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	5,871	3,429	5,871	3,429
	Add: Deposits with financial institutions, included herein	177	527	177	527
		6,048	3,956	6,048	3,956

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the quarter and half year ended March 31, 2007

22.  Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and,wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

22. 1. Significant accounting policies

22.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI") and guidelines issued by the Securities and Exchange Board of India. These financial statements should be read in conjunction with the annual financial statements for the year ending March 31, 2007. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys -- the parent company, Infosys BPO, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

22.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development and Business Process Management on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue.Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6.  Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7.  Retirement benefits to employees

22.1.7.a.  Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

22.1.7.b.  Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c.  Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8.  Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10. Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date.Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

22.1.13.  Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14.  Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

22.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in schedule 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current period's presentation.

22.2.1. Aggregate expenses The aggregate amounts incurred on certain specific expenses:
in Rs. Crore
	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Salaries and bonus including overseas staff expenses	1,865	1,308	3,646	2,552
Contribution to provident and other funds	45	27	89	54
Staff welfare	15	10	29	22
Overseas travel expenses	153	112	292	213
travelling and conveyance	29	26	53	50
Technical sub-contractors	78	52	163	92
Software packages
for own use	55	37	115	73
for service delivery to clients	5	5	10	11
Professional charges	48	39	91	71
Telephone charges	29	27	63	49
Communication expenses	16	16	35	30
Power and fuel	25	19	50	36
Office maintenance	30	22	56	42
Rent	16	13	35	26
Brand building	26	11	43	25
Commission and earnout charges	47	3	74	14
Insurance charges	10	7	18	13
Printing and stationery	4	3	10	6
Computer maintenance	6	6	13	13
Consumables	6	4	12	8
Rates and taxes	6	3	14	6
Advertisements	3	5	5	8
Donations	5	4	12	8
Marketing expenses	7	3	18	6
Professional membership and seminar participation fees	2	3	5	5
Repairs to building	7	5	12	8
Repairs to plant and machinery	5	3	9	6
Postage and courier	2	2	3	3
Provision for post-sales client support and warranties	2	1	7	(8)
Books and periodicals	2	2	3	3
Recruitment and training	1	2	2	4
Provision for bad and doubtful debts	1	4	6	-
Provision for doubtful loans and advances	1	-	1	-
Commission to non-whole time directors	-	-	1	-
Sales promotion expenses	1	1	2	1
Auditor's remuneration	-	-	-	-
statutory audit fees	-	-	-	-
certification charges	-	-	-	-
others	-	-	-	-
out-of-pocket expenses	-	-	-	-
Bank charges and commission	-	-	-	1
Freight charges	-	-	-	-
Research grants	6	-	8	1
Transaction processing & filing fees	1	-	1	-
Miscellaneous expenses	15	6	29	10
	2,575	1,791	5,035	3,462
Fringe Benefit Tax (FBT) in India included in the above	5	4	11	8
22.2.2. Capital commitments and contingent liabilities
in Rs. Crore
Particulars			As at
			March 31, 2007	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)			680	519
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others			9	8
Claims against the company, not acknowledged as debts
(Net of Amount paid to statutory authorities of Rs. 238 crore (Rs. 138 crore) *			15	14
Forward contracts outstanding
In US $			US$ 170,000,000	US$ 119,000,000
(Equivalent approximate in Rs. Crore)			733	529
In Euro			euro 2,000,000	-
(Equivalent approximate in Rs. crore)			12	-
In GBP			£ 5,500,000	-
(Equivalent approximate in Rs. crore)			47	-
Options contracts outstanding
Put Options in US $			-	US$ 4,000,000
(Equivalent approximate in Rs. Crore)			-	18
Call Options in US $			-	US$ 8,000,000
(Equivalent approximate in Rs. Crore)			-	36
Range barrier options in US $			US $ 206,500,000	US$ 210,000,000
(Equivalent approximate in Rs. Crore)			890	934
Euro Accelerator			euro 24,000,000	euro 3,000,000
(Equivalent approximate in Rs. Crore)			138	16
Target Redemption structure (GBP)			£ 16,000,000	£ 3,000,000
(Equivalent approximate in Rs. Crore)			136	23
Range barrier options in GBP			£ 8,250,000	-
(Equivalent approximate in Rs. Crore)			70	-

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 234 crore (Rs. 135 crore), including interest of Rs. 51 crore (Rs. 33 crore), upon completion of their tax review for fiscal 2002, 2003 and 2004. The amount also includes an amount of Rs 98 crore which was settled as of April 4, 2007 against tax refunds relating to earlier years. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

The company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively. The position of the company has been substantially upheld by the appellate authority. For fiscal 2004, the matter is pending before the Commissioner of Income tax (Appeals), Bangalore.

22.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the quarter and half year ended March 31, 2007 and 2006 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. Crore
Particulars	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Lease rentals recognized during the period	16	13	35	26
in Rs. Crore
Lease obligations			As at
			March 31, 2007	March 31, 2006
Within one year of the balance sheet date			48	32
Due in a period between one year and five years			111	114
Due after five years			44	61
			203	207

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

22.2.4. Related party transactions

During the quarter and half year ended March 31, 2007, an amount of Rs. 5 crore and Rs.10 crore respectively (Rs. 4 crore and Rs. 6crore for the quarter and half year ended March 31, 2006 respectively ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2007 and 2006 have been detailed in Schedule 22.3, since the amounts are less than a crore.

22.2.6. Research and development expenditure

in Rs. Crore
Particulars	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Capital	-	-	-	-
Revenue	52	25	95	51
	52	25	95	51

22.2.7. Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Options outstanding, beginning of period	33,61,110	48,95,328	37,33,549	54,93,464
Granted	-	-	-	-
Less: exercised	12,68,649	2,76,648	16,15,642	8,23,944
forfeited	16,821	72,200	42,267	1,23,040
Options outstanding, end of period	20,75,640	45,46,480	20,75,640	45,46,480

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006

Options outstanding, beginning of period	1,33,85,990	2,10,01,190	1,51,26,339	2,42,48,376
Granted	6,38,761	-	6,38,761	-
Less: exercised	1,20,92,745	17,82,986	1,38,09,219	49,66,992
forfeited	15,664	39,130	39,539	1,02,310
Options outstanding, end of period	19,16,342	1,91,79,074	19,16,342	1,91,79,074

The company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in note 22.2.18

Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan during the quarter and half year ended March 2007 and 2006 :-

Number of options granted, exercised and forfeited	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Options outstanding, beginning of period	23,46,805	30,92,684	25,69,739	32,68,100
Granted	-	1,62,400	-	3,48,220
Less: exercised	5,47,326	1,46,773	5,81,793	4,22,236
forfeited	60,187	6,55,981	2,48,654	7,41,754
Options outstanding, end of period	17,39,292	24,52,330	17,39,292	24,52,330

Proforma Accounting for Infosys BPO Stock Option Plan

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Infosys BPO has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys BPO's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Net Profit:
As Reported	1,144	673	2,126	1,322
Less: Stock-based employee compensation expense*	7	1	9	2
Adjusted Proforma	1,137	672	2,117	1,320
Basic Earnings per share as reported	20.30	12.23	37.95	24.09
Proforma Basic Earnings per share	20.18	12.22	37.79	24.05
Diluted Earnings per share as reported	19.95	11.92	37.20	23.44
Proforma Earnings per share as reported	19.83	11.91	37.04	23.41

* Includes cost of options issued by Infosys to the employees of Infosys BPO amounting to Rs.0.6 crores for the quarter and half year ended 31st March 2007

The Fair value of each option under the Infosys BPO employee stock option plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:

Particulars	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Dividend yield %	-	0.00%	-	0.00%
Expected life	-	1-6 years	-	1-6 years
Risk free interest rate	-	7.50%	-	7.50%
Volatility	-	50.00%	-	50.00%
The Fair value of each option under the Infosys 1999 employee stock option plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Dividend yield %	0.20%	-	0.20%	-
Expected life	1-6 years	-	1-6 years	-
Risk free interest rate	7% - 7.27%	-	7% - 7.27%	-
Volatility	33.63% - 53.93%	-	33.63% - 53.93%	-

22.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Infosys BPO's operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write back.

The tax provision for the quarter ending March 31, 2007 includes a reversal of Rs 124 crores for liability no longer required for taxes payable in overseas jurisdictions consequent to expiry of limitation period and completion of assessment by taxation authorities.

22.2.9. Loans and advances

in Rs. Crore
Particulars			March 31, 2007	March 31, 2006
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")			13	511
GE Capital Services India Limited			164	16
Life Insurance Corporation of India			132	80
			309	607
Interest accrued but not due (included above)			14	-

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.10.  Fixed assets

Profit / loss on disposal of fixed assets during the quarter and half year ended March 31, 2007 and 2006 are less than Rs.1 crore and accordingly disclosed in note 22.3

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2007.

22.2.11.  Details of Investments

Details of investments in and disposal of securities during the quarter and half year ended March 31, 2007 and 2006 :-

in Rs crore
Particulars	Quarter ended March 31,		Half year ended March 31,
	2007	2006	2007	2006
Investment in securities
Liquid Mutual funds	870	7	1,503	234
	870	7	1,503	234
Redemption / Disposal of Investment in securities
Long-term investments	-	-		-
Liquid Mutual funds	3,037	1,457	4,297	1,808
	3,037	1,457	4,297	1,808
Net movement in investment	(2,167)	(1,450)	(2,794)	(1,574)
22.2.12. Holding of Infosys in its subsidiaries
Name of the subsidiary		Country of incorporation	Holding as at
			March 31, 2007	March 31, 2006
Infosys BPO Ltd		India	98.92%	71.74%
Infosys Technologies ( Australia) Pty Ltd.		Australia	100%	100%
Infosys Technologies ( China) Co. Ltd.		China	100%	100%
Infosys Consulting Inc.		USA	100%	100%
Infosys BPO s.r.o. (formerly Progeon s.r.o)*		Czech Republic	98.92%	71.74%
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO Ltd.

On December 8, 2006, the shareholders of Infosys BPO Limited ("Infosys BPO") approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of March 31, 2007 Infosys holds 98.92% of the outstanding equity shares of Infosys BPO Limited.

Investments in Infosys BPO

Buy-back of shares and options

In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys has paid an aggregate of Rs 71 crore for the purchase of shares and options and granted 151,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs 83 crore and reserves have increased by 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys holding in Infosys BPO would be 99.98%

22.2.13. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2007 the company has provided for doubtful debts of Rs. 7 crore (as at March 31, 2006 Rs. 2 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.14. Segment reporting

The Group's operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated"and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments
Quarter ended March 31, 2007 and 2006:
in Rs. Crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,396	487	826	406	657	3,772
	946	382	427	267	602	2,624
Identifiable operating expenses	585	194	306	165	274	1,524
	421	168	158	108	248	1,103
Allocated expenses	390	136	230	113	182	1,051
	245	98	104	72	169	688
Segmental operating income	421	157	290	128	201	1,197
	280	116	165	87	185	833
Unallocable expenses						145
						144
Operating income						1,052
						689
Other income (expense), net						120
						72
Net profit before tax and minority interest						1,172
						761
Provision for taxation						27
						81
Net profit after tax, and before minority interest						1,145
						680
Half year ended March 31, 2007 and 2006:
in Rs. Crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	2,807	956	1,497	789	1,378	7,427
	1,857	739	827	529	1,204	5,156
Identifiable operating expenses	1,160	395	579	310	548	2,992
	805	324	308	211	479	2,127
Allocated expenses	773	263	412	217	378	2,043
	471	187	197	145	335	1,335
Segmental operating income	874	298	506	262	452	2,392
	581	228	322	173	390	1,694
Unallocable expenses						286
						261
Operating income						2,106
						1,433
Other income (expense), net						179
						67
Net profit before tax and minority interest						2,285
						1,500
Provision for taxation						157
						164
Net profit after tax, and before minority interest						2,128
						1,336
Geographic segments
Quarter ended March 31, 2007 and 2006:
in Rs. Crore
		North America	Europe	India	Rest of the World	Total
Revenues		2,362	1,003	56	351	3,772
		1,706	670	47	201	2,624
Identifiable operating expenses		1,005	392	9	118	1,524
		723	281	15	84	1,103
Allocated expenses		658	280	16	97	1,051
		434	166	11	77	688
Segmental operating income		699	331	31	136	1,197
		549	223	21	40	833
Unallocable expenses						145
						144
Operating income						1,052
						689
Other income (expense), net						120
						72
Net profit before tax and minority interest						1,172
						761
Provision for taxation						27
						81
Net profit after tax, and before minority interest						1,145
						680
Half year ended March 31, 2007 and 2006:
in Rs. Crore
		North America	Europe	India	Rest of the World	Total
Revenues		4,670	1,984	121	652	7,427
		3,351	1,300	82	423	5,156
Identifiable operating expenses		1,982	764	23	223	2,992
		1,407	524	32	164	2,127
Allocated expenses		1,285	546	34	178	2,043
		847	313	19	156	1,335
Segmental operating income		1,403	674	64	251	2,392
		1,097	463	31	103	1,694
Unallocable expenses						286
						261
Operating income						2,106
						1,433
Other income (expense), net						179
						67
Net profit before tax and minority interest						2,285
						1,500
Provision for taxation						157
						164
Net profit after tax, and before minority interest						2,128
						1,336

22.2.15.  Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended March 31		Half year ended March 31
		2007	2006	2007	2006
Interim dividend for fiscal 2006*	7,61,02,422	-	-	-	25
Interim dividend for fiscal 2007	7,76,06,280	39	-	39	-
* Adjusted for bonus issue

22.2.16. Conversion of cumulative preference shares in Infosys BPO

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005, CIFC exercised its rights under the shareholders' agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration of Rs 530 crore ( US $ 115.13 Mn). The net consideration of Rs 309 crore, after withholding taxes of Rs 221 crore was remitted to CIFC on the same date.

22.2.17.  Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of Nil and Nil during the quarter and half year ended March 31, 2007 (Rs.Nil and Rs Nil for the quarter and half year ended March 31, 2006) on trade investments.

The company provided Rs. nil and Rs. 0.19 crore during the quarter and half year ended March 31, 2007 (for the quarter and half year ended March 31, 2006 Rs. nil crore and Rs. nil crore respectively) on revision of the carrying amount of non-trade current investments to fair value.

22.2.18.  Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

in Rs. crore
		Quarter ended March 31		Half year ended March 31
		2007	2006	2007	2006
Number of shares considered as basic weighted average shares outstanding		56,27,77,938	55,02,19,814	55,99,06,168	54,88,81,382
Add: Effect of dilutive issues of shares/stock options		99,53,862	1,44,14,772	1,13,47,172	1,50,64,840
Number of shares considered as weighted average shares and potential shares outstanding		57,27,31,800	56,46,34,586	57,12,53,340	56,39,46,222

22.2.19. Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the half year ending March 31, 2007, Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability in books amounts to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other Income.

22.2.20. Gratuity Plan

Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs.9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:	in Rs. Crore
Particulars	Year ended March 31, 2007
Obligations at period beginning	183
Service Cost	45
Interest cost	14
Actuarial (gain)/loss	(1)
Benefits paid	(16)
Obligations at period end	225
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	170
Expected return on plan assets	16
Actuarial gain/(loss)	3
Contributions	54
Benefits paid	(18)
Plans assets at period end, at fair value	225
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	225
Present value of the defined benefit obligations at the end of the period	225
Asset recognized in the balance sheet	-
Gratuity cost for the period
Service cost	45
Interest cost	14
Expected return on plan assets	(16)
Actuarial (gain)/loss	(3)
Net gratuity cost	40
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate	7.99%
Estimated rate of return on plan assets	7.99%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.21 Cash flow statement

22.2.21.a

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2007 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

22.2.21.b Restricted Cash

Deposits with financial institutions and body corporate as at March 31, 2007 includes an amount of Rs. 132 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items		in Rs. Crore
Schedule	Description	As at
		March 31, 2007	March 31, 2006
Balance Sheet
3.	Fixed assets
	Additions
	Vehicles	0.33	0.82
	Deductions/retirements
	Buidimgs		0.80
	Land: free-hold	-	0.01
	Plant and machinery	0.35	-
	Furniture and fixtures	0.15	-
	Depreciation
	Plant and machinery	-	7.00
	Furniture and fixtures	-	18.00
	Vehicles	0.31	0.19
7.	Cash on hand	0.06	0.04
8.	Unsecured, considered doubtful
	Advance to gratuity trust	0.01	-
	Loans and advances to employees	-	0.50
	Provision for doubtful loans and advances to employees	-	0.50
22.2.9.	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions and Body Corporates	-	0.10
Profit & Loss Items
in Rs. Crore
Schedule	Description	Quarter ended March 31		Half year ended March 31
		2007	2006	2007	2006
Profit & Loss
14.	Other Income
	Miscellaneous Income	0.11	8.00	8.98	13.00
	Provision for investments	(0.79)	0.41	(0.80)	0.14
12.	Selling and Marketing expenses
	Contribution to provident and other funds	0.80	0.43	1.57	0.93
	Advertisements	0.71	0.87	1.07	1.18
	Printing & Stationery	0.47	0.44	1.04	0.74
	Sales promotion expenses	0.69	0.46	1.10	0.79
	Office maintenance	0.03	0.06	0.15	0.10
	Insurance charges	0.08	0.06	0.08	0.29
	Computer maintenance	0.01	0.01	0.04	0.01
	Staff welfare	0.79	0.65	1.66	1.19
	Software Packages
	for Own Use	0.07	0.13	0.08	0.14
	Communication Expenses	0.41	0.23	0.81	0.55
	Consumables	0.07	0.06	0.19	0.12
	Miscellaneous Expenses	0.13	1.10	0.23	1.87
	Rates and Taxes	(0.01)	3.00	(0.01)	6.00
13.	General and Administrative expenses
	Staff Welfare	-	-	-	0.57
	Provision for bad and doubtful debts	1.20	3.51	6.55	(0.12)
	Provision for doubtful loans and advances	0.48	0.11	0.54	0.37
	Commission to non-whole time directors	0.45	0.45	0.97	0.83
	Bad loans and advances written off	0.02	0.03	0.02	0.03
	Auditor's remuneration :
	Statutory audit fees	0.28	0.26	0.54	0.62
	Certification charges	0.01	0.03	0.02	0.04
	Out-of-pocket expenses	0.04	0.02	0.04	0.02
	Others	(0.02)	-	(0.02)	-
	Freight charges	0.33	0.24	0.53	0.42
	Research grants	6.21	0.30	8.25	0.66
	Software packages
	for own use	-	-	-	0.42
	Bank charges and commission	0.30	0.31	0.47	0.66
	Other Miscellaneous Expenses	0.56	-	2.26	-
22.2.1.	Aggregate expenses
	Provision for bad and doubtful debts	1.20	3.51	6.55	(0.12)
	Provision for doubtful loans and advances	0.48	0.11	0.54	0.37
	Commission to non-whole time directors	0.45	0.45	0.97	0.83
	Sales promotion expenses	0.69	0.46	1.10	0.79
	Auditor's remuneration
	statutory audit fees	0.28	0.26	0.54	0.62
	certification charges	0.01	0.03	0.02	0.04
	out-of-pocket expenses	0.04	0.02	0.04	0.02
	Bank charges and commission	0.30	0.31	0.47	0.66
	Freight charges	0.33	0.24	0.53	0.42
	Research grants	6.21	0.30	8.25	0.66
22.2.10.	Profit on disposal of fixed assets, included in miscellaneous income	0.04	0.24	0.10	0.35
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.02)	(0.17)	(0.03)	(0.42)
22.2.17.	Provision for investments	(0.79)	(0.27)	(0.80)	0.29
Cash Flow Statement Items
Schedule	Description	Quarter ended March 31		Half year ended March 31
		2007	2006	2007	2006
Cash Flow	Profit/ loss on sale of fixed assets	0.02	0.07	0.07	(0.07)
Statement	Provisions for investments	(0.79)	0.41	(0.80)	0.14
	Proceeds on disposal of fixed assets	0.44	-	0.54	-

Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter and half year ended March 31, 2007 is as follows: ( figures in italics are corresponding to the quarter and half year ended March 31, 2006)
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy*	-	-	-	-
	0.03	0.01	0.06	0.10
	-	-	-	-
	0.06	0.02	0.11	0.19
Chief Executive Officer and Managing Director
Nandan M Nilekani	0.04	0.01	0.09	0.14
	0.03	0.01	0.06	0.10
	0.08	0.02	0.14	0.24
	0.06	0.02	0.11	0.19
President , Chief Operating Officer and Joint Managing Director
S Gopalakrishnan	0.04	0.01	0.09	0.14
	0.03	0.01	0.06	0.10
	0.08	0.02	0.14	0.24
	0.06	0.02	0.11	0.19
Whole-time Directors
K Dinesh	0.03	0.01	0.09	0.13
	0.03	0.01	0.06	0.10
	0.07	0.02	0.14	0.23
	0.06	0.02	0.11	0.19
S D Shibulal	0.04	0.01	0.09	0.14
	0.03	0.01	0.09	0.13
	0.06	0.02	0.13	0.21
	0.26	0.01	0.16	0.43
T V Mohandas Pai	0.06	0.02	0.16	0.24
	0.05	0.02	0.12	0.19
	0.12	0.04	0.25	0.41
	0.10	0.04	0.24	0.38
Srinath Batni	0.05	0.01	0.13	0.19
	0.04	0.02	0.11	0.17
	0.10	0.02	0.20	0.32
	0.08	0.04	0.22	0.34
Chief Financial Officer
V Balakrishnan	0.04	0.01	0.13	0.18
	0.03	0.01	0.08	0.12
	0.08	0.02	0.29	0.39
	0.06	0.02	0.17	0.25
* Wholetime director till August 20, 2006
Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended March 31, 2007 and 2006:
Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.05	-	-	0.05
	0.06	-	-	0.06
	0.11	-	-	0.11
	0.11	-	-	0.11
Prof. Marti G Subrahmanyam	0.04	-	0.06	0.10
	0.06	-	0.03	0.09
	0.09	-	0.06	0.15
	0.10	-	0.05	0.15
Philip Yeo	-	-	-	-
	-	-	-	-
	-	-	-	-
	-	-	-	-
Dr. Omkar Goswami	0.04	-	-	0.04
	0.06	-	-	0.06
	0.09	-	0.01	0.10
	0.10	-	-	0.10
Sen.Larry Pressler	0.01	-	-	0.01
	0.05	-	-	0.05
	0.01	-	-	0.01
	0.09	-	-	0.09
Rama Bijapurkar	0.04	-	-	0.04
	0.05	-	-	0.05
	0.09	-	-	0.09
	0.09	-	-	0.09
Claude Smadja	0.04	-	0.03	0.07
	0.04	-	0.03	0.07
	0.09	-	0.07	0.16
	0.08	-	0.03	0.11
Sridar A Iyengar	0.07	-	0.05	0.12
	0.07	-	-	0.07
	0.12	-	0.05	0.17
	0.14	-	-	0.14
Jeffrey Lehman	0.03	-	-	0.03
	-	-	-	-
	0.08	-	-	0.08
	-	-	-	-
David Boyles	0.04	-	-	0.04
	0.06	-	-	0.06
	0.09	-	-	0.09
	0.09	-	-	0.09
N R Narayana Murthy*	0.05	-	-	0.05
	-	-	-	-
	0.11	-	-	0.11
	-	-	-	-
* Appointed as Additional Director effective August 21, 2006.

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and its subsidiaries (collectively called 'the Infosys Group') as at March 31, 2007, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at March 31, 2007;
(b) in the case of the consolidated Profit and Loss Account, of the profit of the Infosys Group for the year ended on that date; and
(c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
April 13, 2007

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Balance Sheet as at	Schedule	March 31, 2007	March 31, 2006
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	138
Reserves and surplus	2	10,969	6,828
		11,255	6,966
MINORITY INTEREST		4	68
		11,259	7,034
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		4,642	2,983
Less: Accumulated depreciation and amortization		1,836	1,328
Net book value		2,806	1,655
Add: Capital work-in-progress		965	571
		3,771	2,226
INVESTMENTS	4	25	755
DEFERRED TAX ASSETS	5	92	65
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,436	1,608
Cash and bank balances	7	5,871	3,429
Loans and advances	8	1,214	1,297
		9,521	6,334
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,469	934
Provisions	10	681	1,412
NET CURRENT ASSETS		7,371	3,988
		11,259	7,034
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated balance sheet.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Claude Smadja Director	Sridar A. Iyengar Director

	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director	K. Dinesh Director

Bangalore April 13, 2007	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Schedule	Year ended March 31,
		2,007	2,006
Income from software services, products and business process management		13,893	9,521
Software development and business process management expenses	11	7,458	5,066
GROSS PROFIT		6,435	4,455
Selling and marketing expenses	12	929	600
General and administration expenses	13	1,115	764
		2,044	1,364
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND MINORITY INTEREST		4,391	3,091
Interest		-	-
Depreciation		514	437
OPERATING PROFIT BEFORE TAX MINORITY INTEREST AND EXCEPTIONAL ITEMS		3,877	2,654
Other income, net	14	372	139
Provision for investments		2	1
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEMS		4,247	2,792
Provision for taxation (refer to note 22.2.8)	15	386	313
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEMS		3,861	2,479
Income on sale of investments, net of taxes (refer to note 22.2.20)		6	-
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND BEFORE MINORITY INTEREST		3,867	2,479
Minority interest		11	21
NET PROFIT AFTER TAX, EXCEPTIONAL ITEMS AND MINORITY INTEREST		3,856	2,458
Balance Brought Forward		2,219	1,415
Less: Residual dividend paid		4	-
Additional dividend tax		1	-
		2,214	1,415
AMOUNT AVAILABLE FOR APPROPRIATION		6,070	3,873
Dividend
Interim		278	177
Final		371	234
Silver Jubilee special dividend		-	827
Total dividend		649	1,238
Dividend tax		102	174
Amount transferred to General reserve		378	242
Balance in profit and loss account		4,941	2,219
		6,070	3,873
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before Exceptional items
Basic		69.11	45.03
Diluted		67.59	43.78
After Exceptional items
Basic		69.22	45.03
Diluted		67.70	43.78
Number of shares used in computing earnings per share
Basic		55,68,52,339	54,59,89,022
Diluted		56,93,42,694	56,16,56,620
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.18

The schedules referred to above are an integral part of the consolidated profit and loss account
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Claude Smadja Director	Sridar A. Iyengar Director

	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director	K. Dinesh Director

Bangalore April 13, 2007	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Consolidated Cash Flow Statement for the	Schedule	Year ended March 31,
		2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional items		4,247	2,792
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		514	437
Interest and dividend income		(315)	(211)
Profit on sale of liquid mutual funds		(11)	-
Provisions for investments		2	1
Effect of exchange differences on translation of foreign currency cash and cash equivalents		7	(9)
Changes in current assets and liabilities
Sundry debtors		(828)	(286)
Loans and advances	16	(190)	(96)
Current liabilities and provisions	17	530	262
Income taxes paid	18	(446)	(480)
NET CASH GENERATED BY OPERATING ACTIVITIES		3,510	2,410
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	19	(1,510)	(1,090)
Proceeds on disposal of fixed assets		-	1
Payment for intellectual property rights (refer to note 22.2.19)		14	-
Investments in securities	20	740	455
Acquisition of minority interest in subsidiary		(660)	-
Interest and dividend income		315	211
Cash flow from investing activities before exceptional items		(1,101)	(423)
Proceeds on sale of long term Investments (net of taxes)		6	-
NET CASH USED IN INVESTING ACTIVITIES		(1,095)	(423)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		1,216	574
Dividends paid during the period, including dividend tax		(1,532)	(403)
NET CASH USED IN FINANCING ACTIVITIES		(316)	171
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(7)	9
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		2,092	2,167
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		3,956	1,789
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	6,048	3,956
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above are an integral part of the consolidated cash flow statement.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Claude Smadja Director	Sridar A. Iyengar Director

	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director	K. Dinesh Director

Bangalore April 13, 2007	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer	Parvatheesam K. Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except per share data
Schedules to the Consolidated Balance Sheet as at		March 31, 2007	March 31, 2006
1.	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (30,00,00,000) equity shares	300	150
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	286	138
	57,12,09,862 (27,55,54,980) equity shares fully paid up
	[Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the General reserve]
		286	138
	Forfeited shares amounted to Rs. 1,500/- (Rs 1,500/-)
	* For details of options in respect of equity shares, refer to note 22.2.7
	* Refer to note 22.2.18 for details of basic and diluted shares
2.	RESERVES AND SURPLUS
	Capital reserve	5	5
	Capital reserve on consolidation	-	49
	Share premium account - As at April 1,	1,543	900
	Add: Receipts on exercise of employee stock options	1,206	571
	Income Tax benefit arising from exercise of stock options	19	72
		2,768	1,543
	General reserve - As at April 1,	3,012	2,770
	Less: Capitalized on issue of bonus shares	138	-
	Less: Gratuity transitional liability (refer to note 22.2.21)	9	-
	Add: Transfer from the Profit and Loss Account	378	242
	Add: Fair value of employee options issued in exchange of Infosys BPO options (refer to note 22.2.12)	12	-
		3,255	3,012
	Balance in Profit and Loss Account	4,941	2,219
		10,969	6,828

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet
3.	FIXED ASSETS
	Particulars	Original cost				Depreciation and amortization				Net book value
		As at April 1, 2006	Additions	Deletions/ Retirement	As at March 31, 2007	As at April 1, 2006	For the period	Deletions/ Retirement	As at March 31, 2007	As at
										March 31, 2007	March 31, 2006

	Goodwill	41	548	-	589	-	-	-	-	589	41
	Land: free-hold	34	42	-	76	-	-	-	-	76	34
	leasehold	104	33	41	96	-	-	-	-	96	104
	Buildings	1,022	449	-	1,471	180	87	-	267	1,204	842
	Plant and machinery	569	218	-	787	309	114	-	423	364	260
	Computer equipment	757	276	5	1,028	552	227	5	774	254	205
	Furniture and fixtures	443	130	-	573	283	79	-	362	211	160
	Leasehold improvements	11	10	1	20	4	7	1	10	10	7
	Vehicles	2	-	-	2	-	-	-	-	2	2
		2,983	1,706	47	4,642	1,328	514	6	1,836	2,806	1,655
	Previous year	2,287	841	145	2,983	1,031	437	140	1,328	1,655
	Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to the Consolidated Balance Sheet as at		March 31, 2007	March 31, 2006
4.	INVESTMENTS
	Trade (unquoted) - at cost
	Long- term investments	12	17
	Less: Provision made for investments	12	15
		-	2
	Non-trade (unquoted), current investments, at the lower of cost and fair value
	Liquid mutual funds	25	753
		25	755
	Aggregate amount of unquoted investments	25	755
5.	DEFERRED TAX ASSETS
	Fixed assets	74	57
	Sundry debtors	3	2
	Leave provisions and others	15	6
		92	65
6.	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	considered good	-	-
	considered doubtful	16	8
	Other debts
	Unsecured
	considered good*	2,436	1,608
	considered doubtful	7	2
		2,459	1,618
	Less: Provision for doubtful debts	23	10
		2,436	1,608
	* Includes dues from companies where directors are interested	7	2
7.	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks
	In current accounts *	481	224
	In deposit accounts in Indian Rupees	4,989	2,800
	Balances with non-scheduled banks
	In deposit accounts in foreign currency	-	-
	In current accounts in foreign currency	401	405
		5,871	3,429
	*Includes balance in unclaimed dividend account	2	3
8.	LOANS AND ADVANCES
	Unsecured, considered good
	Advances	-	1
	prepaid expenses	34	32
	for supply of goods and rendering of services	3	10
	advance to gratuity trust	-	-
	others	20	14
		57	57
	Unbilled revenues	320	211
	Advance income tax	353	267
	Loans and advances to employees
	housing and other loans	42	49
	salary advances	76	63
	Electricity and other deposits	21	16
	Rental deposits	15	16
	Deposits with financial institution and body corporate (refer note 22.2.9)	309	607
	Deposits with government authorities	-	-
	Mark to Market forward contract & option - asset	15	-
	Other assets	6	11
		1,214	1,297
	Unsecured, considered doubtful
	Loans and advances to employees	1	1
		1,215	1,298
	Less: Provision for doubtful loans and advances to employees	1	1
		1,214	1,297
9.	CURRENT LIABILITIES
	Sundry creditors
	capital goods	-	-
	goods and services	25	12
	accrued salaries and benefits
	salaries	39	9
	bonus and incentives	264	260
	unavailed leave	149	101
	for other liabilities
	accrual for expenses	456	218
	retention monies	24	13
	withholding and other taxes payable	181	89
	for purchase of intellectual property rights	-	20
	others	12	3
		1,150	725
	Advances received from clients	4	7
	Unearned revenue	311	194
	Unclaimed dividend	2	3
	Due to option holders of Infosys BPO	2	-
	Mark to Market on options/due on forward contracts	-	5
		1,469	934
10.	PROVISIONS
	Proposed dividend	371	1,061
	Provision for
	tax on dividend	63	149
	income taxes*	224	190
	post-sales client support and warranties	23	12
		681	1,412
	* Refer to note 22.2.8
CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Profit and Loss Account for the		Year ended March 31,
		2007	2006
11.	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
	Salaries and bonus including overseas staff expenses	6,071	4,129
	Contribution to provident and other funds	154	92
	Staff welfare	46	33
	Overseas travel expenses	461	345
	Traveling and conveyance	-	19
	Technical sub-contractors	289	163
	Software packages
	for own use	203	139
	for service delivery to clients	25	30
	Communication expenses	69	62
	Rent	34	25
	Computer maintenance	23	21
	Consumables	24	16
	Provision for post-sales client support and warranties	13	(14)
	Miscellaneous expenses	46	6
		7,458	5,066
12.	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	552	366
	Contribution to provident and other funds	3	1
	Staff welfare	3	2
	Overseas travel expenses	106	78
	Traveling and conveyance	8	4
	Brand building	70	48
	Commission and earnout charges	101	31
	Professional charges	24	27
	Rent	19	16
	Marketing expenses	26	12
	Telephone charges	6	6
	Printing and stationery	1	1
	Advertisements	3	2
	Sales promotion expenses	2	2
	Office maintenance	1	-
	Communication Expenses	1	1
	Insurance charges	-	-
	Consumables	-	-
	Software packages
	for own use	1	-
	Computer maintenance	-	-
	Rates and taxes	-	-
	Miscellaneous expenses	2	3
		929	600
13.	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	271	169
	Contribution to provident and other funds	12	8
	Staff welfare	-	1
	Telephone charges	118	85
	Professional charges	151	102
	Power and fuel	97	68
	Office maintenance	108	75
	Traveling and conveyance	95	66
	Overseas travel expenses	23	19
	Insurance charges	32	25
	Printing and stationery	16	12
	Rates and taxes	26	12
	Donations	21	17
	Rent	17	11
	Advertisements	8	14
	Professional membership and seminar participation fees	10	10
	Repairs to building	22	16
	Repairs to plant and machinery	15	11
	Postage and courier	8	6
	Books and periodicals	5	5
	Recruitment and training	7	7
	Provision for bad and doubtful debts	26	10
	Provision for doubtful loans and advances	1	-
	Commission to non-whole time directors	2	1
	Auditor's remuneration
	statutory audit fees	1	1
	certification charges	-	-
	others	-	-
	out-of-pocket expenses	-	-
	Bank charges and commission	1	1
	Freight charges	1	1
	Research grants	13	1
	Software packages
	for own use	-	1
	Transaction Processing Fee and Filing Fee	1	-
	Miscellaneous expenses	7	9
		1,115	764
14.	OTHER INCOME, NET
	Interest received on deposits with banks and others*	192	137
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	123	74
	Miscellaneous income, net (Refer to note 22.2.10)	19	7
	Exchange gains / (losses)	38	(79)
		372	139
	*includes tax deducted at source	33	22
15.	PROVISION FOR TAXATION
	Income taxes*	413	335
	Deferred taxes	(27)	(22)
		386	313
	* Refer to note 22.2.8

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in Rs. crore
Schedules to Consolidated Cashflow Statements for the		Year ended March 31,
		2007	2006
16.	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet	1,214	1,297
	Add: Gratuity transitional liability (Refer to note 22.2.21)	9	-
	Less: Deposits with financial institutions,
	included in cash and cash equivalents	(177)	(527)
	Advance income taxes separately considered	(353)	(267)
		693	503
	Less: Opening balance considered	(503)	(407)
		190	96
17.	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	2,150	2,346
	Add/ (Less): Provisions separately considered in the cash flow Statement
	Income taxes	(224)	(188)
	Dividends	(371)	(1,061)
	Dividend tax	(63)	(149)
		1,492	948
	Less: Opening balance considered*	(962)	(686)
		530	262
	*Adjusted for liability towards intellectual property rights (Refer to note 22.2.19)
18.	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	386	313
	Add: Increase/ decrease in advance income taxes	86	(137)
	Increase / decrease in deferred taxes	27	20
	Less: Income Tax benefit arising from exercise of stock options	(19)	(72)
	Increase in income tax provision	(34)	356
		446	480
19.	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per Balance Sheet*	1,116	837
	Less: Opening Capital work-in-progress	(571)	(318)
	Add: Closing Capital work-in-progress	965	571
		1,510	1,090
	* Excludes Rs 41 crore (Rs 4 crore) towards movement of land from Leasehold to Freehold
	* Excludes goodwill Rs 548 crore (Rs Nil crore) on buyback of Infosys BPO Ltd shares
20.	INVESTMENTS IN / (DISPOSAL OF) SECURITIES *
	As per the Balance Sheet	25	755
	Add: Provisions made on investments	2	1
		27	756
	Less: Profit on sale of liquid mutual funds	(11)	-
	Opening balance considered	(756)	(1,211)
		(740)	(455)
	* Refer to note 22.2.11 for details of investments and redemptions
21.	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
	As per the Balance Sheet	5,871	3,429
	Add: Deposits with financial institutions, included herein	177	527
		6,048	3,956

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Financial Statements for the year ended March 31, 2007

22. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited and,wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China") formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting") is a leading global technology services organisation. The group of companies ("the Group") provide end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

22. 1. Significant accounting policies

22.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles ("GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India ("ICAI") and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standard on Consolidated Financial Statements issued by the ICAI. The financial statements of Infosys -- the parent company, Infosys BPO, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

22.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses, using external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated.Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development and business process management on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue.Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

22.1.7. Retirement benefits to employees

22.1.7.a. Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering eligible employees at the company and Infosys BPO. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for Infosys and Infosys BPO respectively. Infosys fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the "Trust"). Infosys BPO fully contributes all ascertained liabilities to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.

22.1.7.b. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO were also eligible for superannuation benefit. Infosys BPO made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining contributions are made to government administered provident fund. The interest rate payable by the trust to the beneficiaries every year is being administered by the government. The company has an obligation to make good the short fall, if any, between the return from its investments and the administered interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group's accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10. Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.

The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract and option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the Board of Directors.

22.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated.

22.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in schedule 22.3. All exact amounts are stated with the suffix "/-". One crore equals 10 million. The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current period's presentation.

22.2.1. Aggregate expenses The aggregate amounts incurred on certain specific expenses:
in Rs. Crore
	Year ended March 31,
	2007	2006
Salaries and bonus including overseas staff expenses	6,894	4,664
Contribution to provident and other funds	170	101
Staff welfare	50	36
Overseas travel expenses	589	442
Traveling and conveyance	103	89
Technical sub-contractors	289	163
Software packages
for own use	202	140
for service delivery to clients	25	30
Professional charges	174	129
Telephone charges	124	91
Communication expenses	70	63
Power and fuel	98	68
Office maintenance	109	75
Rent	70	52
Brand building	70	48
Commission and earnout charges	101	31
Insurance charges	33	25
Printing and stationery	17	13
Computer maintenance	23	21
Consumables	24	16
Rates and taxes	26	12
Advertisements	11	16
Donations	21	17
Marketing expenses	26	12
Professional membership and seminar participation fees	10	10
Repairs to building	22	16
Repairs to plant and machinery	15	11
Postage and courier	8	6
Provision for post-sales client support and warranties	13	(14)
Books and periodicals	5	5
Recruitment and training	7	7
Provision for bad and doubtful debts	26	10
Provision for doubtful loans and advances	1	-
Commission to non-whole time directors	2	1
Sales promotion expenses	3	2
Auditor's remuneration	-	-
statutory audit fees	1	1
certification charges	-	-
others	-	-
out-of-pocket expenses	-	-
Bank charges and commission	1	1
Freight charges	-	1
Research grants	13	1
Miscellaneous expenses	55	18
Transaction Processing & Filing Fees	1
	9,502	6,430
Fringe Benefit Tax (FBT) in India included in the above	20	15

22.2.2. Capital commitments and contingent liabilities
in Rs. Crore
Particulars	As at
	March 31, 2007	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	680	519
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	9	8
Claims against the company, not acknowledged as debts
(Net of Amount paid to statutory authorities of Rs. 238 crore (Rs. 138 crore) *	15	14
Forward contracts outstanding
In US $	US$ 170,000,000	US$ 119,000,000
(Equivalent approximate in Rs. Crore)	733	529
In Euro	Euro 2,000,000	-
(Equivalent approximate in Rs. crore)	12	-
In GBP	GBP 5,500,000	-
(Equivalent approximate in Rs. crore)	47	-
Options contracts outstanding
Put options in US$	-	US$ 4,000,000
(Equivalent approximate in Rs. Crore)	-	18
Common Strike Ratio Option	-	US$ 8,000,000
(Equivalent approximate in Rs. Crore)	-	36
Range barrier options in US $	US $ 206,500,000	US$ 210,000,000
(Equivalent approximate in Rs. Crore)	890	934
Euro Accelerator	Euro 24,000,000	Euro 3,000,000
(Equivalent approximate in Rs. Crore)	138	16
Target Redemption structure (GBP)	GBP 16,000,000	GBP 3,000,000
(Equivalent approximate in Rs. Crore)	136	23
Range barrier options in GBP	GBP 8,250,000	-
(Equivalent approximate in Rs. Crore)	70	-

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 234 crore (Rs. 135 crore), including interest of Rs. 51 crore (Rs. 33 crore), upon completion of their tax review for fiscal 2002, 2003 and 2004. The amount also includes an amount of Rs 98 crore which was settled as of April 4, 2007 against tax refunds relating to earlier years. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of "Export Turnover" to "Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.

The company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively. The position of the company has been substantially upheld by the appellate authority. For fiscal 2004, the matter is pending before the Commissioner of Income tax (Appeals), Bangalore.

22.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year ended March 31, 2007 and 2006 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

in Rs. Crore
Particulars	Year ended March 31,
	2007	2006
Lease rentals recognized during the period	70	52
in Rs. Crore
Lease obligations	As at
	March 31, 2007	March 31, 2006
Within one year of the balance sheet date	48	32
Due in a period between one year and five years	111	114
Due after five years	44	61
	203	207

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of these lease agreements have price escalation clause.

22.2.4. Related party transactions

During the year ended March 31, 2007, an amount of Rs. 19 crore (Rs. 13 crore for the year ended March 31, 2006 ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2007 and 2006 have been detailed in Schedule 22.3, since the amounts are less than a crore.

22.2.6. Research and development expenditure

in Rs. Crore
Particulars	Year ended March 31,
	2007	2006
Capital	-	-
Revenue	167	102
	167	102

22.2.7. Stock option plans

The company has two stock option plans that are currently operational.

1998 Stock Option Plan ("the 1998 Plan")

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2007	2006
Options outstanding, beginning of period	45,46,480	61,08,580
Granted	-	-
Less: exercised	22,91,213	13,71,404
forfeited	1,79,627	1,90,696
Options outstanding, end of period	20,75,640	45,46,480

1999 Stock Option Plan ("the 1999 Plan")

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Year ended March 31,
	2007	2006
Options outstanding, beginning of period	1,91,79,074	2,81,09,874
Granted	6,38,761	-
Less: exercised	1,78,08,689	85,97,458
forfeited	92,804	3,33,342
Options outstanding, end of period	19,16,342	1,91,79,074

The company has accelerated the vesting of 5,72,000 outstanding unvested options which were due to be vested in the normal course by October, 2007.

The aggregate options considered for dilution are set out in note 22.2.18

Infosys BPO's 2002 Plan

Infosys BPO's 2002 Plan provides for the grant of stock options to employees of Infosys BPO and was approved by the Board of Directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Infosys BPO. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value ("FMV") on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances.

The activity in Infosys BPO's 2002 Plan during the year ended March 31, 2007 and 2006 :-

Number of options granted, exercised and forfeited	Year ended March 31,
	2007	2006
Options outstanding, beginning of period	24,52,330	31,16,518
Granted	5,93,300	11,56,520
Less: exercised	8,15,822	7,87,748
forfeited	4,90,516	10,32,960
Options outstanding, end of period	17,39,292	24,52,330

Proforma Accounting for Infosys BPO Stock Option Plan

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by guidance note, Infosys BPO has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of guidance note "Accounting of employee share based premiums". Had the compensation cost for Infosys BPO's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net Income and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated:-

Particulars	Year ended March 31,
	2007	2006
Net Profit:
As Reported	3,856	2,458
Less: Stock-based employee compensation expense*	12	4
Adjusted Proforma	3,844	2,454
Basic Earnings per share as reported	69.22	45.03
Proforma Basic Earnings per share	69.00	44.96
Diluted Earnings per share as reported	67.70	43.78
Proforma Earnings per share as reported	67.49	43.71
*Includes cost of options issued by Infosys to the employees of Infosys BPO amounting to Rs 0.6 crores for the year ended March 31, 2007.
The Fair value of each option under the Infosys BPO Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Year ended March 31,
	2007	2006
Dividend yield %	-	0.00%
Expected life	-	1-6 years
Risk free interest rate	-	6.90% - 7.13%
Volatility	-	50.00%
The Fair value of each option under the Infosys 1999 Employee Stock Option Plan is estimated on the date of grant using the Black-Scholes model with the following assumptions:
Particulars	Year ended March 31, 2007
Dividend yield %		0.20%
Expected life		1-6 years
Risk free interest rate		7%-7.27%
Volatility		33.63%-53.93%

22.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company's and all of Infosys BPO's operations are conducted through Software Technology Parks ("STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

Infosys now also has operations in a Special Economic Zone ("SEZ's"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

During the year ended March 31, 2006, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20 crore. The tax provision for the year is net of the write back.

The current year tax provision includes a reversal of Rs 125 crores for liability no longer required for taxes payable in various overseas jurisdictions consequent to expiry of limitation period and completion of assessment by taxation authorities.

22.2.9. Loans and advances

in Rs. Crore
	As at
Particulars	March 31, 2007	March 31, 2006
Deposits with financial institutions and body corporate:
Housing Development Finance Corporation Limited ("HDFC")	13	511
GE Capital Services India Limited	164	16
Life Insurance Corporation of India	132	80
	309	607
Interest accrued but not due (included above)	14	-

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.10. Fixed assets

Profit / loss on disposal of fixed assets during the year ended March 31, 2007 is less than Rs.1 crore and accordingly disclosed in note 22.3

Profit/ loss on disposal of fixed assets

		Year ended March 31,
		2007	2006
Profit on disposal of fixed assets, included in miscellaneous income		-	1
Loss on disposal of fixed assets, included in miscellaneous expenses		-	(1)
Profit/ (loss) on disposal of fixed assets, net		-	-

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as "Land - leasehold" under "Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at March 31, 2007.

22.2.11. Details of Investments
Details of investments in and disposal of securities during the year ended March 31, 2007 and 2006:-
in Rs crore
Particulars		Year ended March 31,
		2007	2006
Investment in securities
Liquid Mutual funds		4,500	1,855
		4,500	1,855
Redemption / Disposal of Investment in securities
Long-term investments			-
Liquid Mutual funds		5,228	2,310
		5,228	2,310
Net movement in investment		(728)	(455)
22.2.12. Holding of Infosys in its subsidiaries
Name of the subsidiary	Country of incorporation	Holding as at
		March 31, 2007	March 31, 2006
Infosys BPO Ltd	India	98.92%	71.74%
Infosys Technologies ( Australia) Pty Ltd.	Australia	100%	100%
Infosys Technologies ( China) Co. Ltd.	China	100%	100%
Infosys Consulting Inc.	USA	100%	100%
Infosys BPO s.r.o.* (formerly progeon s.r.o)	Czech Republic	98.92%	71.74%
* Infosys BPO s.r.o is a wholly owned subsidiary of Infosys BPO Ltd.

On December 8, 2006, the shareholders of Infosys BPO Limited ("Infosys BPO") approved a buy-back of upto 12,79,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 11,39,469 equity shares which were subsequently cancelled on December 29, 2006. As of March 31, 2007 Infosys holds 98.92% of the outstanding equity shares of Infosys BPO Limited.

Investment in Infosys BPO

Buyback of shares and options

In January 2007, the Company initiated the purchase of all the share and outstanding options in Infosys BPO from its shareholders and option holders comprising current and former employees of Infosys BPO. The share holders were given a choice to sell their shares at fair market value and the option-holders were given the choice to sell their options and/or swap Infosys BPO options for Infosys options at a swap ratio based on fair market value.

Consequent to this proposal Infosys has paid an aggregate of Rs 71 crore for the purchase of shares and options and granted 151,933 Infosys options under the 1999 plan valued at fair value of Rs 12 crore. Accordingly, the investment in Infosys BPO has increased by Rs 83 crore and reserves have increased by 12 crore.

Additionally, the Company has committed to a deferred share purchase with the shareholders of Infosys BPO. As per the agreement, Infosys will purchase 3,60,417 Infosys BPO shares for Rs 22 crore by February, 2008. The same will be accounted as investments on conclusion of the agreement along with the transfer of title in the shares. Upon conclusion, Infosys holding in Infosys BPO would be 99.98%

22.2.13. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at March 31, 2007, the company has provided for doubtful debts of Rs. 7 crore (as at March 31, 2006 Rs. 2 crore) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.14. Segment reporting

The Group's operations predominantly relate to providing IT services and Business Process Management, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2007 and 2006:
in Rs. Crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,209	1,877	2,679	1,394	2,734	13,893
	3,427	1,324	1,566	968	2,236	9,521
Identifiable operating expenses	2,216	786	1,021	570	1,100	5,693
	1,466	586	587	394	896	3,929
Allocated expenses	1,429	514	735	382	749	3,809
	887	336	378	263	637	2,501
Segmental operating income	1,564	577	923	442	885	4,391
	1,074	402	601	311	703	3,091
Unallocable expenses						514
						437
Operating income						3,877
						2,654
Other income (expense), net						370
						138
Net profit before tax, minority interest and exceptional items						4,247
						2,792
Provision for taxation						386
						313
Net profit after tax and before minority interest and exceptional items						3,861
						2,479
Income on sale of investments (net of taxes)						6
						-
Net profit after tax, exceptional items and before minority interest						3,867
						2,479
Geographic segments
Year ended March 31, 2007 and 2006:
in Rs. Crore
		North America	Europe	India	Rest of the World	Total
Revenues		8,802	3,664	215	1,212	13,893
		6,168	2,337	165	851	9,521
Identifiable operating expenses		3,775	1,437	55	426	5,693
		2,594	945	68	322	3,929
Allocated expenses		2,413	1,005	59	332	3,809
		1,577	565	39	320	2,501
Segmental operating income		2,614	1,222	101	454	4,391
		1,997	827	58	209	3,091
Unallocable expenses						514
						437
Operating income						3,877
						2,654
Other income (expense), net						370
						138
Net profit before tax, minority interest and exceptional items						4,247
						2,792
Provision for taxation						386
						313
Net profit after tax and before minority interest and exceptional items						3,861
						2,479
Income on sale of investments (net of taxes)						6
						-
Net profit after tax, exceptional items and before minority interest						3,867
						2,479
22.2.15. Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS ("ADS holders") in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-
in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2007	2006
Final dividend for fiscal 2005*	7,55,32,654	-	25
Final dividend for fiscal 2006*	7,70,94,270	33	-
Silver Jubilee special dividend*	7,70,94,270	116	-
Interim dividend for fiscal 2006*	7,61,02,422	-	25
Interim dividend for fiscal 2007	7,76,06,280	39	-
* Adjusted for bonus issue

22.2.16. Conversion of cumulative preference shares in Infosys BPO

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005, CIFC exercised its rights under the shareholders' agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration of Rs 530 crore ( US $ 115.13 Mn). The net consideration of Rs 309 crore, after withholding taxes of Rs 221 crore was remitted to CIFC on the same date.

22.2.17.   Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of Rs. Nil during the year ended March 31, 2007 (Rs. Nil for the year ended March 31, 2006) on trade investments.

The company provided Rs.2 crore during the year ended March 31, 2007 (for the year ended March 31, 2006 Rs.Nil) on revision of the carrying amount of non-trade current investments to fair value.

22.2.18.   Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

in Rs. crore
	Year ended March 31,
	2007	2006
Number of shares considered as basic weighted average shares outstanding	55,68,52,339	54,59,89,022
Add: Effect of dilutive issues of shares/stock options	1,24,90,355	1,56,67,598
Number of shares considered as weighted average shares and potential shares outstanding	56,93,42,694	56,16,56,620

22.2.19. Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the year Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability in books amounts to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other Income.

22.2.20. Exceptional item

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the year ended March 31, 2007 , the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is Nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the year ended March 31, 2007, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.21. Gratuity Plan

Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 9 crore. As required by the standard, the obligation has been recorded with the transfer of Rs.9 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

in Rs. Crore
Reconciliation of opening and closing balances of the present value of the defined benefit obligation:
Particulars	Year ended 31 March 2007
Obligations at period beginning	183
Service Cost	45
Interest cost	14
Actuarial (gain)/loss	(1)
Benefits paid	(16)
Obligations at period end	225
Defined benefit obligation liability as at the balance sheet is wholly funded by the company
Change in plan assets
Plans assets at period beginning, at fair value	170
Expected return on plan assets	16
Actuarial gain/(loss)	3
Contributions	54
Benefits paid	(18)
Plans assets at period end, at fair value	225
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	225
Present value of the defined benefit obligations at the end of the period	225
Asset recognized in the balance sheet	-
Gratuity cost for the period
Service cost	45
Interest cost	14
Expected return on plan assets	(16)
Actuarial (gain)/loss	(3)
Net gratuity cost	40
Investment details of plan assets
100% of the plan assets are invested in debt instruments.
Assumptions
Interest rate	7.99%
Estimated rate of return on plan assets	7.99%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.22. Cash flow statement

22.2.22.a.

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2007 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

22.2.22.b. Restricted Cash

Deposits with financial institutions and body corporate as at March 31, 2007 include an amount of Rs. 132 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below:

Balance Sheet Items
in Rs. Crore
Schedule	Description	As at
		March 31, 2007	March 31, 2006
Balance Sheet
3.	Fixed assets
	Additions
	Vehicles	0.33	0.82
	Deductions/retirements
	Buildings		0.80
	Land: free-hold	-	0.01
	Plant and machinery	0.35	-
	Furniture and fixtures	0.15	-
	Depreciation
	Plant and machinery	-	7.00
	Furniture and fixtures	-	18.00
	Vehicles	0.31	0.19
7.	Cash on hand	0.06	0.04
8.	Unsecured, considered doubtful
	Advance to gratuity trust	0.01	-
	Loans and advances to employees	-	0.50
	Provision for doubtful loans and advances to employees	-	0.50
22.2.9.	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions and Body Corporates	-	0.10
Profit & Loss Items
in Rs. Crore
Schedule	Description	Year ended 'March 31
		2007	2006
12.	Selling and Marketing expenses
	Office maintenance	0.25	0.39
	Insurance charges	0.10	0.51
	Computer maintenance	0.08	0.01
	Staff welfare	-	-
	Software Packages
	for Own Use	0.42	0.20
	Communication Expenses	0.96	0.97
	Consumables	0.30	0.25
13.	General and Administrative expenses
	Provision for doubtful loans and advances	1.16	0.52
	Auditor's remuneration :
	Statutory audit fees	0.90	1.14
	Certification charges	0.01	0.04
	Out-of-pocket expenses	0.04	0.04
	Freight charges	0.65	-
22.2.1.	Aggregate expenses
	Provision for doubtful loans and advances	1.16	0.52
	Auditor's remuneration
	statutory audit fees	0.90	1.14
	certification charges	0.01	0.04
	out-of-pocket expenses	0.04	0.04
	Research grants	0.65	-
22.2.6.	Research and Development Expenditure-Capital	0.01	0.16
22.2.10.	Profit on disposal of fixed assets, included in miscellaneous income	0.17	0.58
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.05)	(0.45)
22.2.17.	Provision for investments	-	0.70
Cash Flow Statement Items
in Rs. Crore
Schedule	Description	For the year ended March 31,
		2007	2006
Cash Flow	Profit/ loss on sale of fixed assets	0.12	0.13
Statement	Provisions for investments	0	0.70
	Proceeds on disposal of fixed assets	0.7	-

Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the year ended March 31 2007 and 2006 are as follows:
( figures in italics are corresponding to the year ended March 31, 2006)

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Chairman and Chief Mentor
N R Narayana Murthy*	0.06	0.02	0.21	0.29
	0.13	0.03	0.26	0.42
Chief Executive Officer and Managing Director
Nandan M Nilekani	0.16	0.04	0.33	0.53
	0.13	0.03	0.25	0.41
President , Chief Operating Officer and Joint Managing Director
S Gopalakrishnan	0.16	0.04	0.34	0.54
	0.13	0.03	0.26	0.42
Whole-time Directors
K Dinesh	0.13	0.04	0.33	0.50
	0.13	0.03	0.25	0.41
S D Shibulal	0.13	0.04	0.29	0.46
	0.70	0.01	0.31	1.02
T V Mohandas Pai	0.24	0.08	0.60	0.92
	0.19	0.04	0.53	0.76
Srinath Batni	0.20	0.04	0.50	0.74
	0.17	0.04	0.47	0.68
Chief Financial Officer
V Balakrishnan	0.17	0.05	0.56	0.78
	0.13	0.03	0.38	0.54
* Wholetime director till August 20, 2006
Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2007 and 2006 :
Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.23	-	-	0.23
	0.21	-	-	0.21
Prof. Marti G Subrahmanyam	0.21	-	0.11	0.32
	0.18	-	0.12	0.30
Philip Yeo	-	-	-	-
	0.03	-	-	0.03
Dr. Omkar Goswami	0.19	-	0.02	0.21
	0.18	-	0.01	0.19
Sen.Larry Pressler	0.04	-	0.03	0.07
	0.17	-	-	0.17
Rama Bijapurkar	0.21	-	0.01	0.22
	0.17	-	-	0.17
Claude Smadja	0.21	-	0.20	0.41
	0.16	-	0.11	0.27
Sridar A Iyengar	0.33	0.01	0.13	0.47
	0.28	-	0.11	0.39
Jeffrey Lehman	0.18	-	-	0.18
	-	-	-	-
David Boyles	0.21	-	-	0.21
	0.12	-	-	0.12
N R Narayana Murthy*	0.14	-	-	0.14
	-	-	-	-
* Appointed as Additional Director effective August 21, 2006.